June 23, 2021

Ms. Anu Dubey

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-0102

RE: Syntax ETF Trust – SEC File Nos. 333-215607 and 811-23227 (the “Registrant”)

Dear Ms. Dubey:

In accordance with your request, I am submitting to you via EDGAR correspondence a copy of the comment response letter addressed to you dated June 11, 2021, pertaining to the Registrant that I previously sent to you via email.

As we discussed on the telephone, the Registrant intends to respond to your second set of comments on the prospectus and SAI by means of a new comment response letter which will be submitted to you via EDGAR correspondence, as well as by a backup email copy.

Please do not hesitate to call or email me with any comments or questions, and thank you again for the reminder about the new federal holiday; we were able to file a timely BXT.

Very Truly Yours,

Kathleen Moriarty

Kathleen H. Moriarty |Senior Counsel
Chapman and Cutler LLP
1270 Avenue of the Americas | New York, NY 10020
Direct: 212.655.2548
Fax: 646.571.0113
moriarty@chapman.com

_______________

June 11, 2021

Ms. Anu Dubey

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-0102

RE: Syntax ETF Trust – SEC File Nos. 333-215607 and 811-23227 (the “Registrant”)

Dear Ms. Dubey:

On behalf of the Registrant, we are submitting this letter (the “Response Letter”) to respond to the Staff’s comments received orally on February 18, 2021 (“Oral Comments”) regarding the post-effective amendment to the Registrant’s Registration Statement on Form N-1A (the “Amendment”) (Accession Number: 0001398344-20-025157) filed under Rule 485(a)(2) of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, with the Securities and Exchange Commission (the “Commission”) on December 29, 2020, to register three new series of the Registrant designated as: the Syntax Stratified Europe and Asia Developed Markets ETF (“Europe & Asia ETF”), the Syntax Stratified Emerging Markets ETF (“Emerging Markets ETF”) and the Syntax Stratified 1000 ETF (“1000 ETF”) (each a “Fund” and collectively, the “Funds”). This Response Letter contains responses to all of the Oral Comments for the Funds.

The Registrant’s responses to the comments are set forth below.

I. Operational Comments:

1.	Comment: Please submit the Comment Response Letter at least 5 business days prior to filing the 485(b).

Response: The Registrant is submitting this Comment Response Letter 5 business days prior to filing the 485(b).

2.	Comment: Please update EDGAR series number on the front cover to identify these new series in this filing-this series number is for the prior series.

Response: The Registrant confirms that the EDGAR series number has been updated.

II. Prospectus Comments Applicable to all Funds:

3.	Comment: Under “Objective”, please include the word “index” before the applicable defined term for the applicable index.

Response: The Registrant confirms that the disclosure has been revised accordingly in each instance.

4.	Comment: Under “Objective”, please delete the phrase “are benchmarked” to either “that track” or “correlate to”.

Response: The Registrant confirms that the disclosure has been revised to include the phrasing “correlate to” in each instance.

5.	Comment: Under “Fees and Expenses of the Fund”, please replace the phrase “buy and hold shares” with “buy, hold and sell”.

Response: The Registrant confirms that the disclosure has been revised accordingly in each instance.

6.	Comment: Under “Fees and Expenses of the Fund”, please add after the phrase “brokerage commissions” the new phrase “and other fees to financial intermediaries”.

Response: The Registrant confirms that the disclosure has been revised accordingly in each instance.

7.	Comment: Under “Fees and Expenses of the Fund”, please complete the fee table.

Response: The Registrant confirms that the fee table for each Fund has been updated.

8.	Comment: Under “Fees and Expenses of the Fund”, please confirm that the fee waiver agreements will be filed as exhibits to the Registration Statement.

Response: The Registrant confirms that the fee waiver agreements will be filed as exhibits to the Registration Statement.

9.	Comment: Under “Fees and Expenses of the Fund”, please disclose term of the waiver agreement, as each such agreement must be of a duration no less than one year.

Response: The Registrant confirms that the language in each applicable fee table footnote has been revised to specify that the term waiver extends for one year, thereafter subject to annual re-approval by the Fund’s Board of Trustees.

10.	Comment: Under “Fees and Expenses of the Fund”, please revise the last set of disclosures in the second footnote under the fee table to fix what appears to be a grammatical error.

Response: The Registrant confirms that the disclosure has been revised accordingly in each instance.

11.	Comment: Under the “Principal Strategy” section, please delete the word “benchmark” and replace with either “track” or “correlate to” as per Comment 2 above.

Response: The Registrant confirms that the disclosure has been revised accordingly in each instance.

12.	Comment: Please submit the relevant index white papers for each of the funds.

Response: The Registrant confirms that it will provide the requested documentation under separate cover with respect to the underlying indices of each of the Europe & Asia ETF and the 1000 ETF. Since the index underlying the Emerging Markets ETF is new, the requested documentation is currently under development and will be provided to the Staff as soon as possible.

13.	Comment: Under the “Principal Strategy” section, with respect to the sentence beginning with “Under normal conditions”, please delete the word “generally” from that sentence.

Response: The Registrant confirms that the disclosure has been revised accordingly in each applicable instance.

14.	Comment: Under the “Principal Strategy” section, with respect to the paragraph discussing “Related Business Risks”, please clarify the disclosure to highlight what the “fundamental drivers” are. Also, please disclose if there are any limits on companies with the same “fundamental drivers”, as well as any concentrations if there are no limits. Also, if there is a concentration, add applicable risks.

Response: The Registrant confirms that the disclosure in the above referenced section has been revised to more clearly explain the concept of “Related Business Risks” in plain English, and in doing so, references to the phrase “fundamental drivers” were removed. This same paragraph in the disclosure has been updated to include references to both the “Additional Strategies Information” and “Additional Risk Information” sections which have been updated to provide more detailed relevant information regarding the eight “Related Business Risk” categories described under this paragraph of the “Principal Strategy” section.

15.	Comment: Under the “Principal Strategy” section, please disclose timing of the reconstitution (not the rebalancing) of the applicable Index.

Response: The Registrant confirms that the disclosure has been revised accordingly in each instance.

16.	Comment: Under the “Principal Strategy” section, please disclose the number or range of components of the applicable Index.

Response: The Registrant confirms that the disclosure has been revised accordingly in each instance.

17.	Comment: In the last full paragraph of the “Principal Strategy” section, please confirm that the Fund will always hold less than 20% of its total assets in securities not in the Index, and if not, please explain the 80% commitment in the context of Rule 35d-1.

Response: The Registrant confirms that the disclosure has been revised accordingly in each instance to clarify that each Fund will always hold less than 20% of its total assets in securities not in the Index.

18.	Comment: Under the “Principal Risks of Investing in the Fund” section, please disclose the risk that a Fund’s market price may deviate from the value of the underlying holdings, particularly in times of market stress.

Response: The Registrant confirms that the disclosure has been revised accordingly and is included under the “Market Trading Risk” paragraph.

19.	Comment: Under the “Principal Risks of Investing in the Fund” section, please add disclosure to reflect the risk that in stressed market conditions, the market for ETF shares may become less liquid because of deteriorating holdings, which could also lead to differences between the market prices of shares and their underlying value.

Response: The Registrant confirms that the disclosure has been revised accordingly and is included under the “Liquidity Risk” paragraph.

20.	Comment: Under the “Principal Risks of Investing in the Fund” section, please disclose that there may be a limited number of financial institutions that will act as authorized participants, or that will act as authorized participants on behalf of other institutions.

Response: The Registrant confirms that the disclosure has been revised accordingly and is included under the “Authorized Participant Concentration Risk” paragraph.

21.	Comment: Under the “Purchase and Sale of Fund Shares” section, please expand to include “bid-asked” disclosure of Rule 6c-11.

Response: The Registrant confirms that the disclosure has been revised accordingly in each instance.

22.	Comment: Please disclose whether the Funds will be able to employ temporary defensive strategies.

Response: The Registrant confirms that the Funds will not employ temporary defensive strategies.

23.	Comment: Please review all the risk factors presented in the Registration Statement to see if they are necessary, and if so, please update as necessary.

Response: The Registrant confirms that the risk disclosures throughout the Registration Statement have been updated to reflect the risk profiles attributable to a Fund’s applicable Index components.

24.	Comment: Under the “General Information” section, please update the fund-of-funds disclosure per new Rule 12d1-4 and delete references to exemptive relief per Rule 6c-11.

Response: The Registrant confirms that the disclosure has been revised accordingly.

25.	Comment: Please confirm that the Funds will provide all the disclosures required by Rule 6c-11(c)(1)(i)-(vi).

Response: The Registrant confirms that the disclosure required by the above referenced rule will be made available on the website of the Funds’ investment advisor.

26.	Comment: Please disclose the following items in location(s) that are appropriate with respect to the following risks associated with this investment activity:

a.	The potential for errors in index data, index computation, and/or index construction if index information for non-US companies is unreliable, or outdated, or if there is less information is available for non-US companies than that for US companies;
b.	The potential significance of such errors in the fund’s performance;
c.	The limits on the adviser’s ability to oversee index providers’ due diligence process over index data prior to its use in index composition, construction or rebalancing; and
d.	The rights and remedies associated with the investments in a fund that relies on a foreign index or an index comprised of foreign securities that may be different than those of a fund that tracks a domestic index.

Response: The Registrant confirms that the disclosure has been revised accordingly under the “Index-Related Risks” paragraph.

27.	Comment: Under the “Additional Risk Information” section, please update the “Brexit” related risk disclosures where appropriate.

Response: The Registrant confirms that the disclosure has been revised accordingly.

III. Prospectus Comments Applicable to the Europe & Asia ETF:

28.	Comment: Under the “Principal Strategy” section, please identify, if appropriate, any significant country exposures of the Index. If there are any such countries in the Index, please include their risks in the “Principal Risks of Investing in the Fund” section.

Response: The Registrant confirms that the disclosure has been revised to reflect that the Index, as well as the Fund, are expected to have significant exposure to the securities of issuers in Japan.

29.	Comment: With regard to the “Risk of Japan” paragraph under “Principal Risks of Investing in the Fund”, please confirm whether there is a significant holding in Japanese securities, and whether such securities are the Fund’s only significant holding. If not, please disclose the others and their risks.

Response: The Registrant confirms that the only country from which the Fund is expected to have significant holdings is Japan. The corresponding risks of investing in securities of Japanese issuers is included in this section.

30.	Comment: Under the “Principal Strategy” section, please specify the countries that comprise Europe with regard to the Index.

Response: The Registrant confirms that the disclosure has been revised accordingly.

31.	Comment: Under the “Principal Strategy” section, please disclose the specific criteria that were used to demonstrate that the securities and depositary receipts have economic ties to Europe and Asia developed markets.

Response: The Registrant confirms that the disclosure has been revised to clarify that the Syntax Stratified Europe and Asia Developed Markets Index holds the same constituents as the MSCI EAFE® Index, and as a result, the country designations for the constituents of the Syntax Stratified Europe and Asia Developed Markets Index match those of the MSCI EAFE® Index.

32.	Comment: Under the “Principal Strategy” section, please disclose, if any, the minimum amount the Europe & Asia ETF must invest, in both Europe and Asia, and if no minimum is required, then confirm that the Europe & Asia ETF will invest “significantly” in both Europe and Asia.

Response: The Registrant confirms that the Europe & Asia ETF will invest significantly in both Europe and Asia, and the corresponding disclosure has been updated for purposes of clarification.

33.	Comment: With regard to the “Principal Risks of Investing in the Fund” section, please explain the “Financials Sector Risk” appears to be the only one of the eight sectors referred to in the “Principal Investment Strategy” section.

Response: Due to the relatively higher proportion of companies among the Syntax Stratified Europe and Asia Developed Markets Index constituents designated to be under the Financials related business group by the Fund’s adviser, the Fund is expected have a significant exposure in the range of 15-20% of its net assets in this sector. Both the “Principal Strategy” section and “Financials Sector Risk” paragraph have been revised to clarify this dynamic.

IV. Prospectus Comments Applicable to the Emerging Markets ETF:

34.	Comment: Under the “Principal Risks of Investing in the Fund” section, please review the disclosure describing the risks of investing in emerging markets and decide whether it needs to be updated or revised to accurately reflect emerging market risks applicable to this Fund’s holdings. As necessary, please refer to publication ADI-2020-11.

Response: The Registrant confirms that the disclosure has been revised accordingly and specifically tailored to reflect the risks applicable to the Fund’s expected holdings.

35.	Comment: Under the “Principal Risks of Investing in the Fund” section, please explain why only the risks of financial and commodities risks are included in this section and not those of the risks of the other related business risk sectors?

Response: Following review of the anticipated sector exposures within the Syntax Stratified Emerging Markets Index, and by extension the Emerging Markets ETF, the above referenced risk disclosures have been removed from the “Principal Risks of Investing in the Fund” section.

V. Prospectus Comments Applicable to the 1000 ETF:

36.	Comment: Under the “Principal Strategy” section, please briefly disclose what universe of stocks that the Russell 1000 Index covers.

Response: The Registrant confirms that the disclosure has been revised accordingly.

37.	Comment: Under the “Principal Risks of Investing in the Fund” section, if applicable, please add risk factors relating to investment in small-cap securities.

Response: Following the Registrant’s confirmation that the exposure to small-cap stocks in the Syntax Stratified 1000 Index, and by extension, the 1000 ETF is anticipated to be less than 3%, the Registrant has concluded it would be appropriate to exclude small-cap risk disclosure from the “Principal Risks of Investing in the Fund” section for the 1000 ETF.

VI. Comments to Statement of Additional Information:

38.	Comment: As necessary, please disclose the information required by Item 14(a)(3)(iii) of Form N-1A.

Response: Item 14(a)(3)(iii) of Form N-1A requires that the following information be disclosed on the outside front cover page of the SAI: “( iii) Whether and from where information is incorporated by reference into the SAI, as permitted by General Instruction D”.

The Registrant confirms that the disclosure has been revised accordingly.

39.	Comment: Under the “Investment Restrictions” section, please disclose that the Funds are concentrated to the extent that a Fund’s corresponding Index is concentrated and discuss concentration, if any.

Response: The Registrant confirms that the disclosure in this section is accurate, and further, that there are no expected industry concentrations among the Funds.

40.	Comment: Under the “Sub-Adviser” section, please disclose the sub-adviser’s fee rate.

Response: Form N-1A does not appear to include a requirement to disclose the fee rate for any sub-adviser. Accordingly, the Registrant respectfully declines to provide this figure in the SAI.

41.	Comment: In the last sentence of the first paragraph under the “Procedures for Redemption of Creation Units” section, please revise the disclosure to clarify that in the described circumstance, the redemption order will be cancelled.

Response: The Registrant confirms that the disclosure has been revised accordingly.

42.	Comment: Under the “Procedures for Redemption of Creation Units” section, please delete the reference to local market schedules per Rule 6c-11.

Response: The Registrant confirms that the disclosure has been revised accordingly.

43.	Comment: Under the “Creation and Redemption Transaction Fees” section, please disclose that redemption fees will not exceed 2%.

Response: The Registrant confirms that the disclosure has been revised accordingly.

44.	Comment: Please explain why the financial statements for various series of the Syntax Index Series, LP are appropriately included in the SAI, or remove accordingly.

Response: The financial statements for certain series of the Syntax Index Series, LP, a privately offered account, that appeared in the earlier registration statement, have been removed as they are not relevant to any of the Funds. Further, the revised disclosure indicates that financial statements are not included for the Funds as they had not commenced operations prior to the date of the SAI.